Farmland Partners Inc. 4600 S Syracuse Street Suite 1450 Denver, CO 80237	t (720) 452-3100 f (720) 398-3238 www.farmlandpartners.com

November 25, 2020

BY EDGAR

Mr. Isaac Esquivel
Ms. Shannon Menjivar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Farmland Partners Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 13, 2020

Form 8-K Filed November 9, 2020

File Nos. 001-36405

Dear Mr. Esquivel and Ms. Menjivar:

This letter is submitted on behalf of Farmland Partners Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 16, 2020 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 13, 2020, and the Company’s Current Report on Form 8-K, furnished on November 9, 2020.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Schedule III – Real Estate and Accumulated Depreciation, page F-39

1.	Please tell us how you complied with footnote 6 to Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost of your real estate assets for Federal income tax purposes.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will disclose the aggregate cost of its real estate assets for Federal income tax purposes in Schedule III in future filings with the Commission.

Mr. Isaac Esquivel

Ms. Shannon Manjivar

Division of Corporation Finance

November 25, 2020

Form 8-K Filed November 9, 2020

Exhibit 99.1

Reconciliation of Non-GAAP Measures, page 6

2.	We note your presentation of net operating income. In future earnings releases, please include a reconciliation of net operating income to net income. Please refer to Item 10(e) of Regulation S-K.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will include a reconciliation of net operating income to net income in future earnings releases.

* * * *

Mr. Isaac Esquivel

Ms. Shannon Manjivar

Division of Corporation Finance

November 25, 2020

The Company respectfully believes that the information contained herein is responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (720) 452-3900.

Sincerely,

/s/ Luca Fabbri
Luca Fabbri Chief Financial Officer

cc:	Paul A. Pittman Farmland Partners Inc.
Justin Salon Morrison & Foerster LLP